FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of January 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒   No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: Wednesday, January 25, 2006

AMCOR ANNOUNCES CONVERSION OF $400 MILLION NOTE ISSUE

Amcor announces today that the $400 million PACRS1 convertible notes will be converted to equity on 30 April 2006.  Prior to conversion, Amcor will offer to repurchase the PACRS1 notes off-market to provide holders with a cash alternative to receiving ordinary shares. Amcor also announces today its intention to commence an on-market share buy-back program to acquire shares equivalent to the number arising on conversion of the PACRS remaining after the repurchase program.

Amcor’s Chief Executive Officer, Ken MacKenzie, said “Today’s announcement is an outcome of our commitment to manage our capital base efficiently in terms of both cost and flexibility.  The PACRS1 convertible notes are now a less attractive source of funding compared to other alternatives.  This initiative will result in a simpler, more effective capital structure that lowers Amcor’s overall cost of capital and is expected to be earnings per share positive.”

PACRS1 are the Perpetual Amcor Convertible Reset Securities issued by Amcor Investments (New Zealand) Limited (AINZL) in May 2001.  PACRS1 have a Reset Date of 30 April 2006.

The number of Amcor shares to be issued on the conversion of PACRS1 will be determined in accordance with the terms of issue and will depend on the average share price during the conversion pricing period ending in late April.  Based on the share price prevailing at the time of this announcement, the PACRS1 notes would convert to approximately 60 million shares in Amcor Limited.  However, the number of shares actually arising from the conversion will be reduced to the extent holders of PACRS1 accept the repurchase offer from AINZL.  Amcor proposes to buy back on market the equivalent of the number of shares arising on conversion of those PACRS1 which remain after the repurchase program.

The offer price for the repurchase of PACRS1 notes will be $105.2632 per note.  Settlement of the repurchase is scheduled for Friday, 28 April 2006, and holders accepting the repurchase offer will receive the full amount of interest for the final interest period prior to the Conversion Date of 30 April 2006.  The offer price, together with the final interest payment of $4.2514 per note, reflects the full value of the conversion terms.

A booklet explaining the terms and conditions of the PACRS1 repurchase offer will be sent to entitled holders in early March 2006.

For further details of the PACRS1 conversion and repurchase program, see today’s announcement from AINZL (attached).

Amcor Limited

ABN 62 000 017 372
679 Victoria Street
Abbotsford Victoria  3067  Australia
Tel: 61 3 9226 9000  Fax: 61 3 9226 6500
www.amcor.com

Important notice

This media release, which relates to the PACRS1 repurchase, does not constitute or form part of, any offer to buy, or any solicitation of any offer to sell, any securities in any jurisdiction, nor may it or the fact of its distribution be relied upon in any contract.

ENDS

For further information please contact:
John Murray	Andrew Eddy
Executive General Manager Corporate Affairs	Director
Amcor Limited	Amcor Investments (New Zealand) Limited
Ph: +61 3 9226 9005	Ph: +61 3 9226 9006

Amcor Investments (New Zealand) Limited

For release: Wednesday, January 25, 2006

PACRS1 Conversion and Repurchase

Amcor Investments (New Zealand) Limited announces today that it will convert the $400 million PACRS1 convertible notes to equity in Amcor Limited on 30 April 2006.  Prior to conversion, the company will also offer to repurchase PACRS1 notes off-market to provide holders with a cash alternative to receiving ordinary shares in Amcor Limited. These initiatives are part of a capital management program by the Amcor Group. Amcor also announced today its intention to commence an on-market share buy-back program to acquire shares equivalent to the number of shares arising on conversion of the PACRS1 remaining after the repurchase program.

PACRS1 are the Perpetual Amcor Convertible Reset Securities issued by Amcor Investments (New Zealand) Limited (AINZL) in May 2001.  PACRS1 have a Reset Date of 30 April 2006.

The offer price for the repurchase of PACRS1 will be $105.2632 per note. All registered holders of PACRS1 on the repurchase Record Date of Friday, 24 February 2006 will be sent a repurchase offer booklet and personalised acceptance form in early March 2006.

Participation in the PACRS1 repurchase program is voluntary and the offer is scheduled to open on 2 March 2006 and to close at 5.00 pm, Melbourne time on Friday, 24 March 2006.  Settlement of the repurchase is scheduled for Friday, 28 April 2006 which is after the PACRS1 coupon Record Date of 10 April 2006.  Consequently, holders accepting the repurchase offer will also receive the full amount of interest for the final interest period up to and including 29 April 2006.  The offer price, together with the final interest payment of $4.2514 per note, reflects the full value of the conversion terms.

A booklet explaining the terms and conditions of the PACRS1 repurchase offer and a personalised acceptance form will be sent to holders in early March 2006.  Formal notification of the proposed conversion will be sent to PACRS1 holders at that time.  For queries on the PACRS1 repurchase offer, holders may call 1300 362 387 from within Australia for the cost of a local call or +61 3 9415 4108 if calling from outside Australia, or visit Amcor’s website at www.amcor.com.

AINZL has retained UBS AG, Australian Branch as financial advisor on the conversion and repurchase program.

Amcor Investments (New Zealand) Limited

(ARBN 096 271 313)

17 Ash Road

Wiri

Auckland.

New Zealand

www.amcor.com

Indicative timetable*

Monday, 20 February 2006	Ex-entitlement date for participation in PACRS1 repurchase offer(1)
Thursday 24 February 2006	Record date for participation in PACRS1 repurchase offer
Thursday, 2 March 2006	PACRS1 repurchase offer period opens Mailing of repurchase offer booklet and personalised acceptance form to PACRS1 holders
Friday, 24 March 2006	PACRS1 repurchase offer period closes. Acceptances must be received by the Registry by no later than 5.00 pm (Melbourne time)
Monday, 27 March 2006	Announcement of results of PACRS1 repurchase
Wednesday, 29 March 2006 to Friday, 28 April 2006	PACRS1 conversion pricing period
Tuesday, 4 April 2006	Ex-entitlement date for final PACRS1 interest payment(2), (3)
Monday, 10 April 2006	Record date for determination of entitlements to receive final PACRS1 interest payment(3)
Thursday, 20 April 2006	Last trading day for PACRS1
Friday, 28 April 2006	Settlement of repurchase of PACRS1 with holders accepting the PACRS1 repurchase offer

Cancellation of repurchased PACRS1

Dispatch/crediting of proceeds of repurchase to participating holders(3)

Payment of final PACRS1 interest coupon to all holders as of Record Date

Sunday, 30 April 2006	Conversion Date for remaining PACRS1

*  While AINZL does not anticipate any changes to these dates and times, it reserves the right to vary them by ASX announcement.

1                  PACRS1 acquired on the ASX on or after this date will generally not confer an entitlement to participate in the repurchase offer.

2                  PACRS1 acquired on the ASX on or after this date will generally not confer an entitlement to receive the final PACRS1 interest payment.

3                  PACRS1 holders who accept the PACRS1 repurchase offer will receive the final PACRS1 interest payment accruing prior to the Conversion/ Reset Date of 30 April 2006.

Important notice

This media release, which relates to the PACRS1 repurchase, does not constitute or form part of, any offer to buy, or any solicitation of any offer to sell, any securities in any jurisdiction, nor may it or the fact of its distribution be relied upon in any contract. No decision has been made regarding the reset or conversion of the PACRS2 notes.

ENDS

For further information please contact:
John Murray	Andrew Eddy
Executive General Manager Corporate Affairs	Director
Amcor Limited	Amcor Investments (New Zealand) Limited
Ph: +61 3 9226 9005	Ph: +61 3 9226 9006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 25 January 2006

By:	/s/ JULIE McPHERSON
By: Julie McPherson Title: Company Secretary/Group General Counsel